UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

Dated as of September 16, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached is the following item:

1. Press Release, dated September 12, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Alexandra Jones
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Jeff Zelkowitz
Taylor Rafferty, New York
212-889-4350

CHANGES IN NETIA 1 CAPITAL BASE BECOME EFFECTIVE

WARSAW, Poland – September 12, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ/NTIDQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (the "Company"), today announced that changes in the capital base of the Netia 1 consortium ("Netia 1"), a subsidiary of the Company offering domestic long-distance services throughout Poland, became effective.

In accordance with the provisions of the new Polish Telecommunications Act effective as of January 1, 2001, abolishing the foreign ownership restrictions on telecommunications operators in Poland, and pursuant to the Netia 1 consortium agreement, dated November 22, 1999, and the agreement between the Company and Warsaw electricity provider Stoen S.A. dated July 2, 2002, Stoen S.A. has acquired 133,233 existing shares of Netia Holdings S.A. in exchange for 87,332 shares in Netia 1.

As a result of the transaction, the Netia group companies jointly own an 89% stake in Netia 1. The remaining 11% stake is owned by Telia AB.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002 and its Current Report *on Form 6-K filed with the Commission on August 28, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements*

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance